SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

Caesarstone Sdot-Yam Ltd. (the “Company”) is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.1 to the Form 6-K of the Company furnished to the Securities and Exchange Commission on November 6, 2014 (the “Original Form 6-K”). This Form 6-K/A is being furnished solely to attach Exhibit 99.1 incorporating the chairman’s letter that contains the correct date of the 2014 annual general meeting of shareholders. Other than the edit to correct an inadvertent typographical error to the date of the 2014 annual general meeting of shareholders in the chairman’s letter in Exhibit 99.1 to the Original Form 6-K, all other information included in the Original Form 6-K remains unchanged. The Notice and Proxy Statement is attached to this Form 6-K/A as Exhibit 99.1 and the Proxy Card (which remains unchanged) is re-attached to this Form 6-K/A as Exhibit 99.2 and are available on the Company’s website at www.caesarstone.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: November 10, 2014	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Proxy statement for the Annual General Meeting of Shareholders of the Company to be held on December 3, 2014.

99.2	Proxy card for the Annual General Meeting of Shareholders of the Company to be held on December 3, 2014.